United States securities and exchange commission logo





                          December 20, 2022

       Matthew Simpson
       Chief Executive Officer and Director
       Brazil Potash Corp.
       198 Davenport Road
       Toronto, Ontario, Canada, M5R 1J2

                                                        Re: Brazil Potash Corp.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
23, 2022
                                                            CIK No. 0001472326

       Dear Matthew Simpson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A Filed November 23, 2022

       Prospectus Summary
       Organizational Structure, page 1

   1. We note your disclosure that the Company owns an approximate 99.99% stake in Potassio do Brasil Ltda., with
the affiliated company Forbes Empreendimentos Minerais Ltda.
                                                        owning an approximate
0.01% stake in your subsidiary. On page F-6 however, it states your Company owns a
100% stake in Potassio do Brasil. Please clarify whether Potassio do Brasil is a wholly
owned subsidiary.
 Matthew Simpson
FirstName  LastNameMatthew    Simpson
Brazil Potash Corp.
Comapany20,
December   NameBrazil
               2022    Potash Corp.
December
Page 2     20, 2022 Page 2
FirstName LastName
Our Competitive Strengths
Significant reduction in carbon emissions., page 7

2. You disclose that based on an analysis you commissioned from a consulting firm to assess
         the greenhouse gas (   GHG   ) emissions anticipated to be generated
by the Autazes Project,
         as compared to a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, you believe that the production of potash from the
         Autazes Project would generate approximately 80% less Scope 1 and 2 GHG Emissions, and, when added to the reduction in Scope 3 GHG Emissions, you believe that your potash production will produce approximately 1.4 million tons less GHG emissions per year, which is the equivalent of planting approximately 57 million new trees. Please revise to provide the material assumptions of this analysis and discuss how this analysis was conducted, and any limitations of your approach.
The development of the Autazes Project is a priority for Brazil., page 8

3.       You disclose that The Autazes Project was deemed to be of    National
Importance    by
         Brazil   s Federal Government and National Observatory, and that the
Federal Government
         of Brazil also included the Autazes Project in its Partnership Investment Program. Please
         disclose the date of such designations, and any term or time period that such designations will continue. Please also disclose the extent such programs are impacted by a change in government, such as the recent presidential election in Brazil.
Risk Factors
We may face potential opposition to the Autazes Project, which could increase our operating costs..., page 36

4. You disclose that opposition by any indigenous communities or governmental or non-
         governmental organizations to your proposed operations may require modifications to the development and/or operational plans of the Autazes Project, or may require you to spend significant amounts of time and resources in litigation or enter into agreements with such indigenous communities or governmental or non-governmental organizations with respect to the Autazes Project in order to secure necessary permits and licenses. As an example, you disclose that in July 2015 you received your Preliminary Environmental License for the Autazes Project, however, in March 2017, you agreed with the court overseeing the
         December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas
         Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and
         representatives of the Mura indigenous people to suspend it subject to resolution of the
         December 2016 Civil Investigation, and to conduct additional consultations with the local
         Mura indigenous communities near the Autazes Project in accordance with International
         Labour Organization Convention 169. Please disclose the purpose or objective of the consultations with the local Mura indigenous communities under International Labour
         Organization Convention 169, and disclose any impact such consultations could have on your Autazes Project.
 Matthew Simpson
FirstName  LastNameMatthew    Simpson
Brazil Potash Corp.
Comapany20,
December   NameBrazil
               2022    Potash Corp.
December
Page 3     20, 2022 Page 3
FirstName LastName
Business
Legal Proceedings
Civil Investigation; Mining Rights Surrounding Other Indigenous Communities, page 93

5. Please disclose the date of the proceedings disclosed in this section. Foreign Investment Restrictions and Control, page 93

6. Please disclose if you believe you are in compliance with the requirements discussed under "Foreign Investment Restrictions" and "Foreign Investment Control" at this time in terms of your ownership of the Autazes Property.
Description of the Autazes Project and the Autazes Property, page 100

7. Please disclose the following with respect to your mineral resources and mineral reserves as required by Item 1304(d) of Regulation S-K:

                Disclose the metallurgical recovery and mineral pricing. Disclose the point of reference to which each of your resources and reserves were
              determined, such as in-situ, mill feed, or saleable product.
                Disclose mineral resources exclusive of mineral reserves.
8. For the first time reporting of mineral resources and mineral reserves provide a brief discussion of material assumptions as required by Item 1304(f) of Regulation S-K.
9. Please revise your disclosure on page 99 to clarify that the estimated capital costs are the initial capital costs and do not include sustaining capital expenditures.
Item 8. Exhibits and Financial Statement Schedules
96.1, page II-6

10. We note that several figures in your technical report are blurry and not legible, such as
         Figure 4 on page 33 and Figure 45 on page 106. Please review all figures and revise as necessary.
11. Please provide more detail regarding the resource cut-off grade and the reserve cut-off grade as required by Item (601)(b)(96)(iii)(B)(11)(iii) and Item
         (601)(b)(96)(iii)(B)(12)(iii) of Regulation S-K, respectively.
12. Please revise to include the entire discounted cash flow analysis to comply with Item
         601(b)(96)(iii)(B)(19). At a minimum this should include material assumptions including but not limited to production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project.
13. Please revise the "Reliance on Information by the Registrant" section of your technical reports to only include categories of information under Item 1302(f)(1) of Regulation S-
         K. Other information that has been included in this section should be removed and or
 Matthew Simpson
Brazil Potash Corp.
December 20, 2022
Page 4
      moved to another section of the technical report so that the information is consistent with the disclosure specified under Item 1302(f)(2) of Regulation S-K.
        You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch
Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 for engineering related questions. Please contact Michael Purcell at (202) 551-5351 or Kevin
Dougherty at (202) 551-3271 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Simpson
                                                            Division of
Corporation Finance
Comapany NameBrazil Potash Corp.
                                                            Office of Energy &
Transportation
December 20, 2022 Page 4
cc:       William Wong
FirstName LastName